Exhibit 99.194

Q3
2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

Expressed in thousands of Canadian Dollars except share amounts

TSX: VLNS
OTCQX: VLNCF

The Valens Company Inc.

THE VALENS COMPANY INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three and Nine Months Ended August 31, 2021

(Expressed in Thousands of Canadian Dollars Except Share Amounts or Where Otherwise Noted)

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of The Valens Company Inc. (the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended August 31, 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended August 31, 2021 and 2020 together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended November 30, 2020 and 2019 together with the notes thereto. The results for the three and nine months ended August 31, 2021 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of October 13, 2021, unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is October 13, 2021.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of biomass, bulk cannabis oil and consumer packaged goods prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

Management Discussion & Analysis

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of October 13, 2021.

COMPANY OVERVIEW

The Valens Company Inc. was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets. The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its seven wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”), Valens Farms Ltd. (“Farms”), and LYF Food Technologies Inc. (“LYF”) all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario, Green Roads and its manufacturing subsidiary (collectively, “Green Roads”) in Florida, U.S., and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On November 8, 2019, the Company acquired 100% of the shares of Pommies. Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. (“LYF”). LYF is a premier edibles manufacturer based in Kelowna, BC with expertise in novel product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

2

Management Discussion & Analysis

On June 17, 2021, the Company acquired 100% of the shares of Green Roads and its manufacturing subsidiary. Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, Green Roads produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

CORPORATE HIGHLIGHTS

International Expansion Initiatives

Australia

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). This agreement provides the Company strategic access to the Australian market, the second largest legalized cannabis market outside of North America, through a preferred supplier relationship with Cannvalate and the establishment of an asset-light operating platform in Australia. The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement.

The Company’s wholly-owned subsidiary VAPL has received a wholesale license required to sell and supply Schedule 4 and Schedule 8 cannabis-derived products under its own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981 in Australia. These wholesale licenses permit VAPL to provide premium derivative products containing Cannabidiol (CBD) and Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia. VAPL also received the licenses required to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia.

The Company continues to monetize the agreement and leverage its relationship with Cannvalate to expand the distribution and range of products being supplied into the Australian market.

United States

On June 17, 2021, the Company closed the acquisition of all of the issued and outstanding shares of Green Roads in a cash and share transaction for closing consideration of $40,000 USD plus up to an additional $20,000 USD in consideration payable upon the business achieving certain earn-out EBITDA milestones. The earn-out payment to the vendors of Green Roads is capped at $20,000 USD to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA	Amount (USD $)	Deadline	Settlement
Milestone #
#1	0 – 20,000	December 31, 2022	Cash or common shares based on the 30 day volume weighted average price commencing January 1, 2023. The amount earned for the milestone is based on performance versus the EBITDA target. If less than 30% of the EBITDA target is accomplished, the amount is $nil. If over 30% of the EBITDA target is accomplished, the earn-out payment is equal to the percentage proportionate amount of $20,000 USD.

Green Roads was the largest privately-owned CBD company in the United States, with a focus on quality from its pharmacist-founded background. Based in South Florida, the company produces an award-winning lineup of health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

During the three and nine months ended August 31, 2021, the Company’s consolidated revenue included $4,725 from Green Roads. In addition, for the three and nine months ended August 31, 2021, the Company’s consolidated loss included a net loss of $588 from Green Roads.

3

Management Discussion & Analysis

Domestic Expansion Initiatives

LYF Food Technologies

On March 5, 2021, the Company announced that it has closed the acquisition of all of the issued and outstanding shares of LYF in a cash and share transaction for total consideration of $23,565. Total consideration consisted of closing consideration of $18,409 ($3,909 cash and $14,500 common shares) plus $1,713 indemnity shares, ($129) working capital adjustment, $762 financing liabilities assumed, and up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones (as of August 31, 2021, valued at $3,040 following the Monte Carlo calculation methodology). The earn-out payment to the vendors of LYF is capped at $17,500 to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA	Amount (CAD $)	Deadline	Settlement
Milestone #
#1	2,500	February 28, 2022	1,282,051 of the Company’s common shares currently held in escrow.
#2	5,000	February 28, 2022	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.
#3	5,000	February 28, 2023	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.
#4	5,000	February 28, 2023	Cash or common shares based on the 20 day variable weighted average price prior to period milestone is achieved.

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF operates from a licensed 10,500 square foot production facility with a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency.

During the three and nine months ended August 31, 2021, the Company’s consolidated revenue included $1,000 and $1,540 from LYF. In addition, for the three and nine months ended August 31, 2021, the Company’s consolidated loss included a net loss of $464 and $1,269 from LYF.

Citizen Stash Cannabis Corp

On August 31, 2021, the Company announced they have entered into an arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Citizen Stash by way of a court-approved plan of arrangement under the Canadian Business Corporations Act, in an all-share transaction. The transaction is valued at approximately $54.3 million on an enterprise value basis.

Under the terms of arrangement agreement, Citizen Stash shareholders will receive 0.1620 of a Company common share for each Citizen Stash common share held. The Exchange Ratio implies a premium per Citizen Stash Common Share of approximately 35.1% based on the 15-day volume-weighted average price of the Citizen Stash Common Shares on the TSX-V and the Valens Shares on the TSX as of the close of markets on August 27, 2021. The arrangement requires the approval of at least 66.6% of the votes cast by the shareholders of Citizen Stash. In addition to the approval by Citizen Stash’s shareholders and option holders, the arrangement is subject to the receipt of certain court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the arrangement agreement.

Citizen Stash is a licensed cultivator and processor of premium craft cannabis products based in Mission, British Columbia, and will provide Valens the opportunity to unlock additional growth with its extensive and specialized product portfolio in the premium flower and pre-roll segments. Citizen Stash operates a unique, asset-light platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes. Citizen Stash is one of the top performing premium brands in the flower and pre-roll categories. Based on Hifyre data for the flower category during March to May 2021 in the markets of Ontario, Alberta and British Columbia, Citizen Stash is the highest ranked premium brand by market share in the flower category with an average selling price above $13.00 per gram and is the only brand in the top 20 by market share with an average selling price above $13.00 per gram.

Provincial and territorial distribution expansion

In addition to the existing provincial and territorial distribution channels in British Columbia, Alberta, Saskatchewan, Ontario, Manitoba and New Brunswick, the Company has commenced its first listings of cannabis derivative products in the Yukon territory. The company continues to expand its reach across the provinces and territories and evaluate new opportunities. On August 18, 2021, the Company received authorization to contract with a public body from Autorité des marchés publics (AMP) in Quebec, which is a significant step to becoming a registered vendor to supply goods and services in Quebec.

4

Management Discussion & Analysis

K2 Facility Expansion

The Company has commenced its first shipments of cannabis derivative products from its newly-operational K2 Facility located in Kelowna, including a wide range of products such as crumble, beverages, THC drops, vapes, and tinctures. Currently, the Company has commissioned the manufacturing of vapes, tinctures, beverages, pre-rolls, hash and bath bombs and packaging of cannabis flower in the K2 Facility. Valens intends to further operationalize the facility over the next few quarters to increase the production, packaging, and shipping of its existing portfolio.

Pommies Facility Expansion

Construction and retrofitting of the Pommies facility for use in the production of cannabinoid-based beverages is progressing and management anticipates that this facility will be operational in the fourth quarter of 2021. The budget for the construction and retrofitting for the facility including equipment purchases was approximately $6,000. Of this amount, the Company has spent approximately $5,000 of the balance to date with a remaining amount to spend of $1,000.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility. Management currently anticipates that the micro-processing license application submitted by Pommies will be approved by Health Canada in the fourth quarter of 2021. Management had originally anticipated approval of the above license during the third quarter of 2021. The anticipated approval has since been revised due to regulatory delays outside the control of the Company.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is capped at $500 cash and 345,172 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro-Processing License, (ii) the amendment of the Health Canada micro-processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. No earn-out milestones pursuant to the Pommies Acquisition have been fulfilled at this time.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Project	Milestones	Status	Spend to	Remaining Spend	Anticipated or
			Date		Confirmed
Quarter of
Completion
K2 Facility	Completion of construction / equipment fit up	Complete	N/A	N/A	Completed in Q3, 2021

	Amendment to VAL’s existing Health Canada standard processing license to include a second facility	Complete	N/A	N/A	Completed in Q1, 2021

	Facility operational / revenue generating	Complete	N/A	N/A	Completed in Q1, 2021

Construction and retrofit of the Pommies Facility	Completion of construction / equipment fit up	Substantially complete	$5,000	$1,000	Q4, 2021 (anticipated)

	Approval of Micro-Processing License	In progress	N/A	N/A	Q4, 2021
(anticipated)

	Facility operational / revenue generating	Not yet commenced	N/A	N/A	Q4, 2021 (anticipated)

5

Management Discussion & Analysis

White Label Manufacturing Partnerships

During the nine months ended August 31, 2021, the Company further expanded product offerings and operations with the following industry partners:

•	Verse Cannabis In addition to the current product line offering, the Company began shipping six new vape SKUs, two SKUs of THC and CBD water-soluble drink drops, one cannabis infused beverage SKU, cannabis soft chew edible product SKUs, one cannabis infused confectionary product SKU, two pre-roll SKUs, one hash SKU and one cannabis flower SKU. Subsequent to August 31, 2021, the Company obtained full ownership of the Verse brand.

•	A1 Cannabis In addition to the current product line offering, the Company began shipping two new cannabis infused beverage SKUs under the Summit brand.

•	Nuance The Company expanded the product lineup to include CBD 100, a high potency CBD-dominant oil, available in the Medical Cannabis by Shoppers marketplace.

•	Rubicon Organics initial one-year manufacturing and distribution agreement to manufacture vape cartridges across three existing Rubicon brands; Simply Bare Organics, 1963, and Lab Theory, with the potential to later produce other innovative products. The Rubicon Organics agreement follows a fee for service basis and automatically renews for two subsequent one-year terms.

•	Experion Biotechnologies Inc. The Company entered into an initial two-year agreement to provide end-to-end pre-roll manufacturing and product distribution services under Experion’s Citizen Stash brand. The Experion Biotechnologies Inc. agreement follows a fee for service basis and automatically renews for subsequent one-year terms.

•	Harvest One Cannabis Inc. The Company entered into an initial two-year agreement to provide end-to-end cannabis infused topicals manufacturing and product distribution services under Harvest’s LivRelief brand. The Harvest One Cannabis Inc. agreement follows a fee for service basis and automatically renews for subsequent one-year terms.

•	Swiss Luxe Products Inc. The Company entered into an initial three-year agreement to provide end-to-end cannabis-infused beverage manufacturing and product distribution services under Swiss’ Gallery Brands lines. The Swiss Luxe Products Inc. agreement follows a fee for service basis and automatically renews for two subsequent one-year terms.

•	The Company continues to focus on analyzing SKUs and sales velocity of existing products that have proven to lead within their respective categories of the Canadian market. Based on this analysis the Company made the following decisions:

•	TREC Brands Inc. The Company gave six months notice to TREC of their intention to terminate the previously announced custom vape cartridge manufacturing agreement.

•	BRNT Ltd. The Company and BRNT mutually agreed to enter into an agreement to terminate the previously announced custom manufacturing agreement.

Production and Operational Highlights

The Company remains one of the largest cannabis extraction and custom manufacturing companies in Canada. In the third quarter of 2021, the Company continued to successfully execute on the shift in focus away from third party toll extraction processing to the formulation, manufacturing and launching of product SKUs into the cannabis 2.0 market for our industry partners.

The Company processed the following input cannabis and hemp biomass and produced the following cannabis 2.0 product SKUs over the last four consecutive quarters ended August 31, 2021.

	For the three months ended
	August 31, 2021	May 31, 2021	February 28, 2021	November 30, 2020
Biomass extracted (kilograms)	21,816	24,569	17,813	10,311
% change over the prior period	(11)%	38%	73%	28%

Product SKUs manufactured (#)	67	57	53	62
% change over the prior period	18%	8%	(15)%	11%

6

Management Discussion & Analysis

Health Canada – Licensing

On February 10, 2021, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing license to permit the sale of dried cannabis products to authorized provincial and territorial retailers in Canada.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility.

Board of Directors and Management Team Appointments and Resignations

At the Company’s Annual General and Special Meeting of shareholders (“AGM”) held on Tuesday May 25, 2021, the following two independent directors joined the Board of the Company:

•	Dr. Guy Beaudin, Senior Partner at RHR International. Dr. Guy Beaudin is a senior partner at RHR International, a global senior leadership development firm comprised of management psychologists and consultants. He is responsible for the firm’s business development and marketing activities for clients around the world. Guy is a recognized and trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia, assisting them in the process of leading transformational change in their organizations. Guy’s practice includes the assessment and development of high-potential talent, senior team and board effectiveness and CEO succession, in addition to post M&A work in aligning teams and cultures in cross-border acquisition. Prior to joining RHR 25 years ago, he worked as an internal HR director for an international organization and has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Guy has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal.

•	Drew Wolff, Executive Vice President at Trupanion. Drew Wolff spent more than five years in senior finance roles at American multinational coffeehouse chain, Starbucks Coffee Company. He holds deep functional expertise in financial planning and analysis, accounting, tax, M&A, and investor relations. Drew first served as Global Treasurer of Starbucks before taking on the role of Vice President and Chief Financial Officer, International and Channel Development. In these roles, he was responsible for leading finance and accounting staff for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management for the Fortune 500 company. Before joining Starbucks, he had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London with responsibilities that included financial planning, analysis and reporting as well as corporate affairs. Drew is an audit committee member at BECU, the largest community-based credit union in the US with $25B in assets, and an advisory board member at both Secure, a software platform for employer sponsored emergency savings accounts, and Academy Securities, a veteran-owned national investment bank. Drew has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

On May 25, 2021, Nitin Kaushal’s term as member of the board concluded as he decided not to stand for re-election.

On May 25, 2021, Deepak Anand resigned from the board for personal reasons.

On May 17, 2021, Sunil Gandhi was appointed Chief Financial Officer of the Company. Sunil brings 25 years of corporate and operational finance experience largely in the consumer packaged goods and alcohol beverage industries, with a demonstrated track record in refining operations and supporting growth for both large public companies and high-growth private enterprises. Most recently, he served as Chief Financial Officer of Trophy Foods Inc., a leading supplier of nut-based snacks, baking and confectionary products with operations in Canada and the US. In this role, he provided the strategic leadership to transform the operation and drive a business turnaround to achieve record profitability and improved employee engagement. Prior to that, Sunil served as Vice President, Finance for one of North America’s largest private alcohol beverage companies, where he helped open new lucrative beverage categories and substantially increased profits over a three-year period. Throughout his career, Sunil has received diversified exposure across all aspects of corporate finance, specializing in financial and strategic planning, M&A, cash flow management, risk management and compliance, in addition to demonstrated success in building high performance teams. Sunil is a Chartered Professional Accountant and holds a Bachelor of Commerce from Concordia University. He is also an active board member of FEI Canada.

7

Management Discussion & Analysis

On May 17, 2021, Adam Shea was appointed Chief Commercial Officer of the Company. Adam brings over 16 years of experience in commercial strategy with various consumer-focused organizations in the food, beverage, tobacco and cosmetics industries. Most recently, he served as the Vice President, General Manager – North American Foodservice of leading bakery company Weston Foods Ltd., where he developed commercial strategies for a complex portfolio of bakery categories among some of the top food fast-food chains, operators, and distributors across Canada and the US. In his prior role with Weston Foods, Adam led the North American sales strategy group which included customer insights and shopper marketing, trade marketing, category management, sales planning and commercialization. Before his career at Weston Foods, Adam held senior sales and marketing positions with Red Bull, Coty Beauty, and British American Tobacco, with core responsibilities ranging from category management and trade marketing to distribution, field sales and customer engagement. Adam specializes in product commercialization and has a strong knowledge of the Canadian and US consumer packaged goods landscape with significant B2B and B2C experience. Adam holds a Master of Arts from the Royal Military College of Canada, and an Honours Bachelor of Arts from Western University.

Capital Markets Strategy

On April 28, 2021, the Company submitted an initial application to list its common shares on the NASDAQ Capital Market.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

During the three and nine months ended August 31, 2021, the Company was impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil and cannabis 2.0 products as the provincial boards and our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic.

Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Debt and Equity Transactions for the nine months ended August 31, 2021 and subsequent to the period ended

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,929.

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 13,940,300 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,848.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of August 31, 2021, there remains a balance outstanding under the term loan facility of $7,832, net of deferred financing costs, and the secured revolving facility of up to $10,000 remains undrawn. As of August 31, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $7,875 was classified as current and recorded at the amount due on demand on the Company’s balance sheet.

8

Management Discussion & Analysis

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the Financial Covenants Relief (in the form of a pre-emptive waiver) for the fiscal quarters ended February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders. Due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as current liabilites. The Company incurred a further $46 of deferred financing to secure the second amending agreement.

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2021	2020	2021	2020
Selected Consolidated Statements of Loss Information	$	$	$	$
Revenue	24,569	18,517	66,812	68,127
Excise taxes	(3,579)	(389)	(7,044)	(392)
Net revenue	20,990	18,128	59,768	67,735

Gross profit	5,629	7,313	14,534	31,719
Gross profit %	26.8%	40.3%	24.3%	46.8%

Operating expenses	19,504	10,675	46,395	32,095
Other (income) expenses	752	(219)	427	1,275
Provision for (recovery of) income taxes	(1,828)	(79)	(4,677)	2,396
Loss for the period	(12,799)	(3,064)	(27,611)	(4,047)

Other comprehensive income (loss)	1,663	-	1,663	-
Comprehensive loss for the period	(11,136)	(3,064)	(25,948)	(4,047)

Loss per share – basic and diluted	(0.08)	(0.02)	(0.19)	(0.03)
Weighted average number of shares outstanding – basic and diluted	168,516,488	128,075,319	144,251,518	127,203,254

Adjusted gross profit(1)	5,748	7,817	15,198	36,117
Adjusted gross profit %(1)	27.4%	43.1%	25.4%	53.3%

Adjusted EBITDA(2)	(6,183)	1,440	(13,384)	18,420
Adjusted EBITDA %(2)	(29.5)%	7.9%	(22.4)%	27.2%

(1)	Management has adjusted the presentation of gross profit for the inventory valuation allowance which is a non-IFRS financial measure discussed in “Non-IFRS Measures” section below.

(2)	Management has defined adjusted EBITDA as loss for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-IFRS measure discussed in the “Non-IFRS Measures” section below.

Selected Consolidated Statements of Financial Position
Information	August 31, 2021	November 30, 2020
Cash	30,958	20,344
Restricted cash	1,498	-
Marketable securities and derivatives	-	1,032
Inventory	29,605	14,383
Other working capital	19,146	22,858
Non-current assets	187,409	89,098
Non-current liabilities	26,461	20,329
Equity	242,155	127,386

NON-IFRS MEASURES

Management has included certain non-IFRS performance measures in this MD&A, as defined in this section. Management employs these measures internally to measure our operating and financial performance. Management believes these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IRFS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to management.

9

Management Discussion & Analysis

There are no standardized methods of calculating these non-IFRS measures, managements methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-IFRS financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss from operations, as reported, adjusted for financing costs, interest income, income taxes, depreciation and amortization, share-based payments, accretion, foreign exchange gains and losses, inventory valuation allowance, joint venture termination costs, gains and losses on disposals of capital assets, realized gains and losses from marketable securities and derivatives, remeasurement of contingent consideration, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See table below for determination of specific components of Adjusted EBITDA.

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2021	2020	2021	2020
Adjusted EBITDA (non-IFRS measure)	$	$	$	$
Loss for the period	(12,799)	(3,064)	(27,611)	(4,047)
Adjustments:
Financing costs	278	257	603	370
Interest income	(17)	(66)	(405)	(434)
Provision for (recovery of) income taxes	(1,828)	(79)	(4,677)	2,396
Depreciation and amortization (per statement of cash flows)	4,125	2,686	10,062	7,915
Share-based payments	1,052	1,612	4,028	6,483
Accretion	128	212	954	512
Foreign exchange (gain) loss	483	(650)	(176)	(132)
Inventory valuation allowance	119	504	664	4,398
Joint venture termination costs	-	-	-	931
Remeasurement of contingent consideration	230	-	230	-
Loss (gain) on disposal of capital assets	(184)	28	(218)	28
Gain on marketable securities and derivatives	-	-	(395)	-
Non-recurring and transaction costs	2,230	-	3,557	-
	6,616	4,504	14,227	22,467
Adjusted EBITDA	(6,183)	1,440	(13,384)	18,420

For the nine months ended August 31, 2021, adjusted EBITDA decreased by $31,804 over the same period in fiscal 2020, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales.

Adjusted Gross Profit

Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments as required by IFRS. Management believes this measure provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory.

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2021	2020	2021	2020
Adjusted Gross Profit (non-IFRS measure)	$	$	$	$
Gross profit for the period	5,629	7,313	14,534	31,719
Inventory valuation allowance	119	504	664	4,398
Adjusted gross profit	5,748	7,817	15,198	36,117

10

Management Discussion & Analysis

SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC, the LYF manufacturing facility in Kelowna, BC, and beverage facility in Bolton, Ontario, and the Green Roads manufacturing facility in Florida, United States.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three months ended:

	August 31, 2021				August 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	18,268	1,053	1,669	20,990	17,702	722	(296)	18,128
Cost of sales & inventory allowance	13,947	108	1,306	15,361	10,909	95	(189)	10,815
	4,321	945	363	5,629	6,793	627	(107)	7,313
Other operating expenses	13,232	255	6,017	19,504	6,742	137	3,796	10,675
	(8,911)	690	(5,654)	(13,875)	51	490	(3,903)	(3,362)
Non-operating (income) expense	(3,821)	153	2,592	1,076	443	124	(865)	(298)
Net income (loss)	(5,090)	537	(8,246)	(12,799)	(392)	366	(3,038)	(3,064)
Total assets	213,384	1,694	110,754	325,832	71,441	1,828	120,588	193,857
Total liabilities	33,869	492	49,316	83,677	16,369	377	36,358	53,104

The geographical breakdown for the three months ended:

	August 31, 2021			August 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	15,770	5,220	20,990	17,992	136	18,128

Included in net revenue arising from the cannabis operations segment is $3,414 from Customer A, $2,997 from Customer B, $2,854 from Customer C, $2,486 from Customer D, and $2,304 from Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the three months ended August 31, 2021 (Three months ended August 31, 2020 – Customer B $6,144, Customer I $4,259, and Customer H $3,234).

11

Management Discussion & Analysis

The operating segments for the nine months ended:

	August 31, 2021				August 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net revenue	56,501	2,772	495	59,768	66,489	2,048	(802)	67,735
Cost of sales & inventory allowance	44,348	375	511	45,234	35,972	482	(438)	36,016
	12,153	2,397	(16)	14,534	30,517	1,566	(364)	31,719
Other operating
expenses	30,695	733	14,967	46,395	18,571	345	13,179	32,095
	(18,542)	1,664	(14,983)	(31,861)	11,946	1,221	(13,543)	(376)
Non-operating (income) expense	(5,872)	337	1,285	(4,250)	3,722	316	(367)	3,671
Net income (loss)	(12,670)	1,327	(16,268)	(27,611)	8,224	905	(13,176)	(4,047)
Total assets	213,384	1,694	110,754	325,832	71,441	1,828	120,588	193,857
Total liabilities	33,869	492	49,316	83,677	16,369	377	36,358	53,104

The geographical breakdown for the nine months ended:

	August 31, 2021			August 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	54,491	5,277	59,768	67,599	136	67,735

Included in net revenue arising from the cannabis operations segment is $8,582 from Customer C, $7,966 from Customer A, $7,239 from Customer D, and $5,941 from Customer E. Customers A, C, D, and E each contributed 10 per cent or more to the Company’s net revenue for the nine months ended August 31, 2021 (Nine months ended August 31, 2020 – Customer F $13,591, Customer G $11,756, and Customer H $10,231).

SUMMARY OF RESULTS

Net revenue

Net revenue is comprised mainly of revenue from cannabis operations, including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis 2.0 products. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab.

Three Months Ended August 31, 2021 compared to May 31, 2021

Net revenue increased $2,226 or 11.9% to $20,990 for the three months ended August 31, 2021, compared to $18,764 in the previous quarter ended May 31, 2021. The increase in net revenue was driven by the contribution of Green Roads, as the company was acquired in the third quarter of 2021. In addition to Green Roads acquired revenue, the Company continues to ramp up product sales through the provincial boards and through the scale up of white label product formulation and manufacturing. This increase is partially offset by a decrease in toll processing and co-packing revenue, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company.

Three Months Ended August 31, 2021 compared to August 31, 2020

Net revenue increased $2,862 or 15.8% to $20,990 for the three months ended August 31, 2021, compared to revenues of $18,128 in the same period in fiscal 2020. The increase in net revenue was driven by the contribution of Green Roads and LYF, as the companies were acquired in the third and second quarter of 2021 respectively. In addition to Green Roads and LYF acquired revenue, the Company continues to ramp up product sales through the provincial boards and through the scale up of white label product formulation and manufacturing. This increase is partially offset by a decrease in toll processing and co-packing revenue, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company.

12

Management Discussion & Analysis

Nine Months Ended August 31, 2021 compared to August 31, 2020

Net revenue decreased $7,967 or 11.8% to $59,768 for the nine months ended August 31, 2021, compared to revenues of $67,735 in the same period in fiscal 2020. This decrease in revenue was driven by a decrease in toll processing and co-packing revenue, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company. This execution is demonstrated by the offsetting increase in net revenue driven by the Company’s continued ramp up of product sales through the provincial boards and through the scale up of white label product formulation and manufacturing. An additional offsetting increase to revenue relates to the contribution of Green Roads and LYF, as the companies were acquired in the third and second quarter of 2021 respectively.

Cost of sales and inventory valuation allowance

Three Months Ended August 31, 2021 compared to May 31, 2021

Cost of sales and inventory valuation allowance increased $733 or 5.0% to $15,361 in the three months ended August 31, 2021, compared to $14,628 in the previous quarter ended May 31, 2021. Cost of sales and inventory valuation allowance are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $119 for the three months ended August 31, 2021, compared to $194 for the three months ended May 31, 2021. Finally, there has been a lower mix of toll processing extraction volumes (and a higher mix of product sales volumes) in the third quarter of 2021 compared to the second quarter of 2021, resulting in a higher cost of sales.

Three Months Ended August 31, 2021 compared to August 31, 2020

Cost of sales and inventory valuation allowance increased $4,546 or 42.0% to $15,361 for the three months ended August 31, 2021, compared to $10,815 in the same period in fiscal 2020. Cost of sales and inventory valuation allowance are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $119 for the three months ended August 31, 2021 compared to $504 for the three months ended August 31, 2020. Finally, there has been a lower mix of toll processing extraction volumes (and a higher mix of product sales volumes) in the third quarter of 2021 compared to the same period in 2020, resulting in a higher cost of sales.

Nine Months Ended August 31, 2021 compared to August 31, 2020

Cost of sales and inventory valuation allowance increased $9,218 or 25.6% to $45,234 for the nine months ended August 31, 2021, compared to $36,016 in the same period in fiscal 2020. Cost of sales and inventory valuation allowance are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $664 for the nine months ended August 31, 2021 compared to $4,398 for the three months ended August 31, 2020. Finally, there has been a lower mix of toll processing extraction volumes (and a higher mix of product sales volumes) in 2021 compared to the same period in 2020, resulting in a higher cost of sales.

Gross profit

Three Months Ended August 31. 2021 compared to May 31, 2021

Gross profit increased to $5,629 for the three months ended August 31, 2021, compared to $4,136 in the previous quarter ended May 31, 2021. Gross profit was positively impacted in the third quarter as a result of Green Roads contributed gross profit, which maintains strong margins which are partially offset by the Company’s continued effort to ramp up product sales through the provincial boards and through the scale up of white label product formulation and manufacturing.

Three Months Ended August 31, 2021 compared to August 31. 2020

Gross profit decreased to $5,629 for the three months ended August 31, 2021, compared to $7,313 in the same period in fiscal 2020. Gross profit was negatively impacted in the third quarter by the Company’s continued execution of the shift away from the historical focus on toll processing to the current strategic focus on product development and manufacturing. The decrease is partially offset by acquired Green Roads and LYF gross profit.

13

Management Discussion & Analysis

Nine Months Ended August 31, 2021 compared to August 31, 2020

Gross profit decreased to $14,534 for the nine months ended August 31, 2021, compared to $31,719 in the same period in fiscal 2020. Gross profit was negatively impacted in the nine months ended August 31, 2021 by the Company’s continued execution of the shift away from the historical focus on toll processing to the current strategic focus on product development and manufacturing. The decrease is partially offset by acquired Green Roads and LYF gross profit.

Operating Expenses

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2021	2020	2021	2020
	$	$	$	$
Advertising, commission, and selling	2,290	497	3,342	1,182
Depreciation and amortization	3,553	2,588	8,764	7,410
Facility costs	282	487	1,237	1,438
General and administrative	1,095	697	2,891	1,748
Impairment loss on trade receivables	47	10	233	256
Insurance	1,446	355	2,404	1,074
Management and consulting fees	1,766	776	3,307	2,031
Professional fees	1,809	888	4,684	2,250
Research, extraction and lab supplies	590	322	2,015	1,760
Share-based payments	1,052	1,612	4,028	6,483
Travel and business development	194	15	247	263
Wages and salaries	5,380	2,428	13,243	6,200
	19,504	10,675	46,395	32,095

Advertising, commission, and selling

Advertising, commission, and selling expenses increased to $2,290 for the three months ended August 31, 2021, compared to $497 in the same period in fiscal 2020. The increase is a result of increased marketing & promotional materials, as the Company continues to build relationships with retail storefronts as it continues to execute a focus on product sales and manufacturing, primarily related to Verse, Verse concentrates, and Nuance. The Company also had increased fees in relation to the agreement with Velvet management. Additionally, the Company saw increases in online media and advertising expense due to the acquisition of Green Roads, as online advertising and sales are permitted for CBD products in the United States. Finally, there was an increase in commission and selling expenses, following the acquisition of Green Roads. Green Roads pays commission fees on inside sales, contract sales, affiliates, and outside agencies in relation to the sale of finished goods.

Advertising and promotion expenses for the nine months ended August 31, 2021 increased to $3,342 from $1,182 in the same period in fiscal 2020 for the same reasons outlined above.

Depreciation and amortization

Depreciation and amortization expense increased to $3,553 for the three months ended August 31, 2021, compared to $2,588 in the same period in fiscal 2020. The increase in depreciation for the third quarter is attributable to the K2 production facility being put in service during the quarter. Furthermore, as a result of the LYF and Green Roads acquisitions, newly acquired fixed and intangible assets were depreciated in the quarter. Finally, the Company saw increased depreciation related to depreciation of right-of-use assets in the Toronto office. During the three months ended August 31, 2021, $576 (three months ended August 31, 2020 - $98) of depreciation was allocated to inventory.

Depreciation and amortization expenses for the nine months ended August 31, 2021 increased to $8,764 from $7,410 in the same period in fiscal 2020 for the same reasons outlined above. During the nine months ended August 31, 2021, $1,298 (nine months ended August 31, 2020 - $505) of depreciation was allocated to inventory.

Facility costs

Facility costs for the three months ended August 31, 2021 decreased to $282, compared to $487 in the same period of fiscal 2020. The decrease is a result cost savings made based on a lower level of utilities, repairs, and maintenance activities as operations begin to mature and become more efficient.

14

Management Discussion & Analysis

Facility costs for the nine months ended August 31, 2021 decreased to $1,237 from $1,438 in the same period in fiscal 2020 for the same reasons outlined above.

General and administrative

General and administrative expenses for the three months ended August 31, 2021 increased to $1,095, compared to $697 in the same period of fiscal 2020. The overall increased level of activity within the Company as it continues the next stage of growth. The continued expansion of the corporate office in Toronto, ON, the Pommies manufacturing facility in Toronto, ON, the LYF facility in Kelowna, BC, and the Green Roads facility in Florida, U.S, all contributed to the increased general and administrative costs in the current quarter.

General and administrative expenses for the nine months ended August 31, 2021 increased to $2,891 from $1,748 in the same period in fiscal 2020 for the same reasons outlined above.

Impairment loss on trade receivables

The Company recognized an impairment loss on the trade receivables provision of $47 for the three months ended August 31, 2021, compared to $10 in the same period of fiscal 2020. The Company continually monitors all credit balances with customers and reviews them monthly for any potential impairment considering such factors as specific payment history of balances, discussions with associated customers and a review of the creditworthiness.

Impairment loss on trade receivables for the nine months ended August 31, 2021 decreased to $233 from $256 in the same period in fiscal 2020 for the same reasons outlined above.

Insurance

Insurance expense for the three months ended August 31, 2021 increased to $1,446 compared to $355 in the same period of fiscal 2020. The increase is a result of increased costs in D&O coverage due to the newly completed entry into the United States market and the NASDAQ application process. In addition, the development of the K2, Pommies, LYF, and Green Roads facilities requires additional coverage and higher limits plus additional product insurance.

Insurance expenses for the nine months ended August 31, 2021 increased to $2,404 from $1,074 in the same period in fiscal 2020 for the same reasons outlined above.

Management and consulting fees

Management and consulting fees increased to $1,766 for the three months ended August 31, 2021, compared to $776 in the same period in fiscal 2020. The expense in 2021 was largely driven by the commencement of consulting fees to support international expansion initiatives.

Management and consulting fees for the nine months ended August 31, 2021 increased to $3,307 from $2,031 in the same period in fiscal 2020 for the same reasons outlined above.

Professional fees

Professional fees increased to $1,809 for the three months ended August 31, 2021, compared to $888 in the same period of fiscal 2020. The increase is a result of increased expenses associated with the LYF and Green Roads acquisitions in addition to the NASDAQ application process. Furthermore, the Company continues to experience increased audit and legal fees in relation to the increasing scope of the business.

Professional fees for the nine months ended August 31, 2021 increased to $4,684 from $2,250 in the same period in fiscal 2020 for the same reasons outlined above.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended August 31, 2021 increased to $590, compared to $322 in the same period of fiscal 2020 as a result of additional research and development activities and the ramp up of activity levels within the Company.

15

Management Discussion & Analysis

Research, extraction and lab supplies for the nine months ended August 31, 2021 increased to $2,015 from $1,760 in the same period in fiscal 2020 for the same reasons outlined above.

Share-based payments

Share-based payments decreased to $1,052 for the three months ended August 31, 2021, compared to $1,612 in the same period in fiscal 2020. The decrease is mainly a result of a decrease in stock option expense associated with the Company’s LTIP plan. Additionally, there was an expense of $151 (August 31, 2020 - $326) related to employee compensation agreements with certain officers of the Company.

Share-based payments for the nine months ended August 31, 2021 decreased to $4,028 from $6,483 in the same period in fiscal 2020 for the same reasons outlined above. Additionally, there was an expense of $530 (August 31, 2020 - $1,221) related to employee compensation agreements with certain officers of the Company.

Travel and business development

Travel and business development increased to $194 in the three months ended August 31, 2021, compared to $15 in the same period of fiscal 2020, as certain restrictions were lifted in the three months ended compared to the same period in fiscal 2020 relating to the COVID-19 pandemic.

Travel and business development for the nine months ended August 31, 2021 decreased to $247 from $263 in the same period in fiscal 2020. The decrease is a result of lower travel activity as the Company implemented certain restrictions on travel to keep employees safe during the COVID-19 pandemic compared to the same period in fiscal 2020.

Salaries and wages

Salaries and wages increased to $5,380 in the three months ended August 31, 2021, compared to $2,428 in the same period in fiscal 2020. The increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business, including the continued expansion of the Toronto office and K2, Pommies, LYF, and Green Roads facilities. In addition, the company applied for a Government of Canada subsidy, the Canadian Emergency Wage Subsidy, as a result of the COVID-19 pandemic which reduced wages by $2,325 in the quarter ended August 31, 2021 (August 31, 2020 $482).

Salaries and wages for the nine months ended August 31, 2021 increased to $13,243 from $6,200 in the same period in fiscal 2020 for the same reasons outlined above. In addition, the company applied for a Government of Canada subsidy, the Canadian Emergency Wage Subsidy, as a result of the COVID-19 pandemic which reduced wages by $5,652 in the nine months ended August 31, 2021 (August 31, 2020 - $1,401).

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended August 31, 2021. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	August 31,	May 31,	February 28,	November 30,
	2021	2021	2021	2020
	$	$	$	$
Revenue	24,569	20,469	21,774	17,932
Net revenue	20,990	18,764	20,014	16,044
Loss for the period	(12,799)	(8,659)	(6,153)	(16,634)
Basic loss per share	(0.08)	(0.05)	(0.05)	(0.13)
Diluted loss per share	(0.08)	(0.05)	(0.05)	(0.13)

16

Management Discussion & Analysis

	Three Months Ended
	August 31,	May 31,	February 29,	November 30,
	2020	2020	2019	2019
	$	$	$	$
Revenue	18,517	17,627	31,980	30,624
Net revenue	18,128	17,627	31,980	30,624
Income (loss) for the period	(3,064)	(3,528)	2,543	4,466
Basic income (loss) per share	(0.02)	(0.03)	0.02	0.04
Diluted income (loss) per share	(0.02)	(0.03)	0.02	0.04

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at August 31, 2021 and November 30, 2020:

	August 31, 2021	November 30, 2020
	$	$
Total assets	325,832	167,576
Total liabilities	83,677	40,190
Share capital	296,948	162,585
Deficit	(84,394)	(56,783)

Total assets

Total assets increased to $325,832 as at August 31, 2021 from $167,576 as at November 30, 2020, primarily due to the acquisitions of LYF and Green Roads, which increased the balances of goodwill $36,539, property, plant and equipment $9,932, intangible assets $49,649, indemnity assets $14,170, and inventory $4,603 (preliminary purchase price allocation balances). Property, plant and equipment increased by a further $7,759 (total increase $17,620) as a result of construction on the Company’s expanded production facility adjacent to the existing Kelowna, BC facility and the Pommies facility. As at August 31, 2021, the Company had a cash balance of $30,958 and restricted cash balance of $1,498.

Total liabilities

Total liabilities increased to $83,677 as at August 31, 2021 from $40,190 as at November 30, 2020, primarily due to the addition of the $12,245 contingent liability, accounts payable and accrued liabilities of $4,584, lease liability of $2,534, and other liability of $14,170, (preliminary purchase price allocation balances), in relation to the LYF and Green Roads acquisitions. Accounts payable and accrued liabilities increased a further $10,704 for a total increase of 15,288. These increases were offset by scheduled payments on the credit facility, contractual obligation and existing lease liabilities. In addition, the Company decreased the onerous contract provision balance as biomass volumes were received against the contract.

Share capital

Share capital increased to $296,948 as at August 31, 2021 from $162,585 as at November 30, 2020, primarily due to the LYF acquisition (9,318,095 shares - $16,214), the Green Roads acquisition (12,284,178 shares - $40,439), and the issue of units through the bought deal financings (33,304,300 units - $75,577 net of $5,777 share issuance costs). Each unit consists of one common share and one-half common share purchase warrant. In addition, share capital also increased due to an RSU release of $101, exercise of options of $1,434, exercise of warrants $10 and share based payments associated with certain employment agreements of $588.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and raising additional capital through equity or debt. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”. See discussion under K2 Facility and Pommies Build Out discussion under “Corporate Highlights” for discussion of capital requirements to execute on planned expansion opportunities.

17

Management Discussion & Analysis

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of August 31, 2021, there remains a balance outstanding under the term loan facility of $7,832, net of deferred financing costs, and the secured revolving facility of up to $10,000 remains undrawn. As of August 31, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $7,875 was classified as current and recorded at the amount due on demand on the Company’s balance sheet.

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the Financial Covenants Relief (in the form of a pre-emptive waiver) for the fiscal quarters ended February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders. Due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as classified as current liabilites. The Company incurred a further $46 of deferred financing to secure the second amending agreement.

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 13,940,300 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,848.

Cash flow summary of cash received and (cash used)

	For the nine months ended
	August 31, 2021	August 31, 2020
	$	$
Operating activities	(32,045)	(17,185)
Financing activities	77,677	19, 215
Investing activities	(34,893)	(21,661)

Operating activities

Net cash used from operating activities for the nine months ended August 31, 2021 was $32,045 as a result of a loss for the period of $27,611, increase in non-cash working capital of $14,927, recovery of income taxes of $4,677, foreign exchange gain of $176, a gain on loan extinguishment of $166, interest income of $218, gain on disposal of capital assets of $218 and a gain on marketable securities and derivatives of $395. This decrease was partially offset by non-cash expenses related to share based payments of $4,028, depreciation and amortization of $10,062, impairment loss on trade receivables of $233, accretion of $954, loss on remeasurement of contingent liability of $230, interest expense of $172 and an impairment loss on inventory of $664. The increase in cash used in operating activities was due primarily to investment made in inventory to meet anticipated future demand.

During the comparative nine months ended August 31, 2020 net cash used was $17,185 as a result of the loss for the period of $4,047 and an increase in non-cash working capital of $34,818, partially offset by non-cash expenses related to share based payments of $6,483, depreciation and amortization of $7,915, and an impairment loss on inventory of $4,398.

Financing activities

Net cash received from financing activities for the nine months ended August 31, 2021 was $77,677 as a result of net proceeds received from the bought deal financings of $79,922, exercise of warrants of $9 and exercise of stock options of $757, which was offset by the payment on exercise of RSUs of $376, payment to settle obligation to issue shares $276, payments on the term loan of $1,675 and payments on the lease liability of $684.

18

Management Discussion & Analysis

During the comparative nine months ended August 31, 2020 cash flow from financing activities was $19,215 as a result of net proceeds received from securing the term loan facility of $19,394, the exercise of warrants $518 and options $93. Net cash received was partially offset by the payment on lease liability of $192, repayments of term loan of $500 and repurchase of common shares under the normal course issuer bid of $98.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus, with the exception of the geographic expansion facility buildout and related equipment purchase, which remains on time, but the combined budget has decreased from $7,000 to $6,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

	Expected	Expected	Total Expected	Approximate
	Expenditures for 2018	Expenditures for 2019	Expenditures (As	Actual
	(As per the 2018	(As per the 2018	per the 2018	Expenditures (to
	Prospectus)	Prospectus)	Prospectus)	August 31, 2021)
Expected expenditures	$	$	$	$
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	1,650
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	3,100
Total expenditures	10,000	11,000	21,000	18,650

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which on November 22, 2020 the Company received an amendment to its existing Health Canada processing license to allow operations to commence at the second facility. The scope of this build out and equipment fit up has increased resulting in an increase in the combined budget to between $29,000 and $32,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

	Expected Expenditures for	Approximate Actual
	2019 / 2020	Expenditures (to August 31,
	(As per the 2019 Prospectus)	2021)
Expected expenditures	$	$
Retrofit building located on the 180 Carion Road	9,000	21,300
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	9,500
Source and secure strategic partnerships and joint venture opportunities	7,000	2,350
Total expenditures	32,500	33,150

On January 28, 2021 the Company filed a prospectus supplement (the “2021 Prospectus”). The Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes. Since then, the Company has utilized the proceeds as cash consideration for the Green Roads acquisition in addition to acquisition and project costs.

19

Management Discussion & Analysis

	Expected Expenditures for	Approximate Actual
	2021/2022	Expenditures (to August 31,
	(As per the 2021 Prospectus)	2021)
Expected expenditures	$	$
Pursue strategic M&A and international/domestic expansion opportunities	36,767	20,785
Total expenditures	36,767	20,785

On May 27, 2021 the Company filed a prospectus supplement (the “May 2021 Prospectus”). The Company issued 13,940,300 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,848. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes.

	Expected Expenditures for
	2021/2022	Approximate Actual
	(As per the May 2021	Expenditures (to August 31,
	Prospectus)	2021)
Expected expenditures	$	$
Pursue strategic M&A and international/domestic expansion opportunities	28,000	-
Capital expenditures	5,000	642
Working capital requirements and other global general operating expenses	10,519	14,927
Total expenditures	43,519	15,569

Investing activities

During the nine months ended August 31, 2021, net cash used in investing activities was $34,893 due to the acquisition of property, plant and equipment of $15,179, acquisition of intangible assets of $157, acquisition of LYF $3,713, acquisition of Green Roads of $17,823, and issuance of promissory note receivable of $750. Net cash used was partially offset by proceeds from sale of financial instruments of $794, repayment of the promissory note for $1,625, and proceeds from sale of capital assets of $310.

During the comparative nine months ended August 31, 2020, net cash used in investing activities was $21,661, due to the acquisition of property, plant and equipment of $21,287, acquisition of intangible assets of $7,921, and the issuance of a promissory note to a Danish company $1,000. Net cash used was partially offset by the redemption of a guaranteed investment certificate of $8,500 and proceeds from sale of capital assets of $47.

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

20

Management Discussion & Analysis

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at August 31, 2021, total current assets less current liabilities totaled $81,207 (November 30, 2020 - $58,617).

OUTSTANDING SHARES, OPTIONS, SHARE UNITS AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	October 13, 2021	August 31, 2021	November 30, 2020
Common shares	186,971,295	184,980,113	129,173,184
Warrants	17,648,650	17,648,650	8,901,098
Options	6,867,150	7,765,437	8,445,869
Restricted Share Units	365,728	377,175	680,707
Deferred Share Units	366,338	366,338	186,813

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $4,650 over the next two years.

In May 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market.

Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at August 31, 2021 the onerous contract liability has been extinguished with a balance of $nil. The Company did not identify other onerous contracts in fiscal 2021.

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at August 31, 2021, there remains $6,824 payable under the terms of this agreement.

21

Management Discussion & Analysis

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
$2021	4,130
2022	2,794
2023	1,820
2024	1,820
2025	910
Thereafter	-
11,474

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officer	150,000	600,000	450,000	1,200,000

There were no new commitments entered into by the Company during the period ending August 31, 2021 to issue shares. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At August 31, 2021, the Company had cash, and restricted short-term investments of $32,657 and a balance of $7,862 on a term loan (November 30, 2020 - $20,444 and $9,500). At August 31, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $327 (November 30, 2020 - $204) and a reduction of interest expense of $79 (November 30, 2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $23,954 in trade accounts receivable outstanding over 60 days at August 31, 2021 (November 30, 2020 – $11,127). The expected credit loss for overdue balances is estimated to be $905 (November 30, 2020 - $573) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at August 31, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded an expected credit loss provision representing 68% of the total balance. Of the Company’s trade receivables outstanding at August 31, 2021, 48% are held with four Health Canada licensed customers of the Company and 16% are held with three provincial boards (November 30, 2020 – 50% held with two Health Canada licensed customer and 18% held with provincial boards).

22

Management Discussion & Analysis

The carrying amount of cash, restricted short-term investments, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at August 31, 2021, this amounted to $74,363 (November 30, 2020 -$49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 34% and 35% of total revenue in the three and nine months ended August 31, 2021 (August 31, 2020 – four Health Canada licensed customers representing 82% and 60% of total revenue in the three and nine months ended). The Company recorded sales from three provincial boards representing 41% and 38% of total revenue in the three and nine months ended August 31, 2021 (August 31, 2020 – three provincial boards representing 8% and 2% of total revenue in the three and nine months ended).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at August 31, 2021, the Company has $32,657 of cash, restricted cash, and restricted short-term investments (November 30, 2020 - $20,444). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation, contingent consideration and term loan with a carrying amount of $42,711 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in US dollars. As at August 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the period by approximately $111 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at August 31, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $682 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss for the period.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

23

Management Discussion & Analysis

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. This assessment included a consideration of external and internal indicators that the asset may be impaired.

v)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vi)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

vii)	Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to measure the contingent consideration and to assess whether it should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

viii)	In determining the allocation of the purchase price, estimates are used based on market research and appraisal values. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

NEW AND AMENDED ACCOUNTING POLICIES

New IFRS Standards that are effective for the current year:

(i) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment during the nine months ended August 31, 2021 and has determined that there will be no material impact to the Company’s condensed interim consolidated financial statements.

New IFRS Standards in issue but not yet effective:

(ii) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

24

Management Discussion & Analysis

(iii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parents’ functional currency. Transactions in foreign currencies are initially recorded in the functional currency, at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange ruling at the reporting date. All differences are taken to consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

The financial results of Company entities that have a functional currency different from the presentation currency are translated into the presentation currency. The functional currency of Green Roads is the United States dollar. All assets and liabilities, including fair value adjustments are translated into the presentation currency at the rate of exchange ruling at the reporting date. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year. Differences arising on translation from the reporting date are recognized in accumulated other comprehensive income.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains or losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognized in accumulated other comprehensive income. On disposal of part or all of the operations, the proportionate share of the related cumulative gains or losses previously recognized in other comprehensive income is allocated to the consolidated statements of loss and comprehensive loss.

Business combinations

The Company uses the acquisition method of accounting for business acquisitions. Acquired assets and assumed liabilities are recognized at their fair values at the acquisition date. For those acquisitions that include a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and subsequent changes in such fair value amounts are recognized in loss for the period.

Acquisition-related costs are recognized in loss for the period, as incurred.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the fair value of consideration paid over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If the net amounts assigned to the assets acquired and liabilities assumed exceed the consideration paid, then the Company is required to reassess the value of both the consideration paid and net assets acquired and any excess remaining after this reassessment is recognized immediately in loss for the period. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

If the initial accounting for a business acquisition is incomplete by the end of the reporting period in which the acquisition occurs, the Company will report provisional amounts for the items for which the accounting is incomplete and note these items as provisional. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances at the acquisition date that, if known, would have affected the amounts recognized at that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances as of the acquisition date, to a maximum of one year.

25

Management Discussion & Analysis

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties as follows:

		Three months		Nine months
		ended		ended			As at
		August	August	August	August 31,	August	August
		31, 2021	31, 2020	31, 2020	2020	31, 2020	31, 2020
		$	$	$	$	$	$
Name and Relationship to Company	Transaction	Expense					Balance Payable (Receivable)
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination(1)	-	-	-	931	-	-

(1)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, CCO, COO, President, Executive Vice Presidents, Senior Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Three months ended		Nine months ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
	$	$	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	-	131	-	393
Irwin Professional Corp, a company controlled by Chris Irwin – former director of the Company	-	-	-	43

Total	-	131	-	436

26

Management Discussion & Analysis

	Three months ended		Nine months ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
	$	$	$	$
Wages and salaries(1)
Tyler Robson, Chief Executive Officer and director	131	-	393	-
Jeff Fallows, President	88	87	262	263
Chantel Popoff, Chief Operating Officer	69	69	206	206
Chris Buysen, former Chief Financial Officer	40	65	170	195
Everett Knight, EVP Corporate Development &
Capital Markets	60	50	172	170
Sunil Gandhi, Chief Financial Officer	76	-	89	-
Adam Shea, Chief Commercial Officer	72	-	85	-
Nitin Kaushal, former director	-	24	48	76
Ashley McGrath, director	35	35	105	75
Deepak Anand, former director	-	20	40	60
Andrew Cockwell, director	20	20	60	20
Karin McCaskill, director	21	21	64	21
Guy Beaudin, director	20	-	20	-
Drew Wolff, director	24	-	24	-
Renee Merrifield, former director	-	20	-	20

Total	656	411	1,738	1,106

Share-based payments(2)
Tyler Robson, Chief Executive Officer and director	320	353	1,241	1,260
Jeff Fallows, President	145	263	593	1,004
Chantel Popoff, Chief Operating Officer	57	80	243	330
Chris Buysen, former Chief Financial Officer	48	88	214	363
Everett Knight, EVP Corporate Development &
Capital Markets	29	96	138	392
Sunil Gandhi, Chief Financial Officer	45	-	53	-
Adam Shea, Chief Commercial Officer	45	-	53	-
Nitin Kaushal, former director	-	19	81	72
Ashley McGrath, director	37	19	119	72
Deepak Anand, former director	-	19	81	73
Andrew Cockwell, director	30	-	90	-
Karin McCaskill, director	30	-	90	-
Guy Beaudin, director	30	-	30	-
Drew Wolff, director	30	-	30	-
Chris Irwin, former director	-	-	-	54

Total	846	937	3,056	3,620

(1)	Wages and salaries includes both salary and short term incentive plan (STIP) amounts.

(2)	Share-based payments are the fair value of options, RSU’s and DSU’s granted and vested to key management personnel and directors of the Company under the Company’s Omnibus LTIP plan and legacy stock option plan and the grant of common shares of the Company under employment and consulting agreements.

27

Management Discussion & Analysis

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	August 31, 2021	November 30, 2020
	$	$
Receivables:
(b) Officers of the Company(1)	501	771

(1)	On January 20, 2021, repayment terms on these receivable balances, related to withholding taxes on share-based payments, were agreed to with key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum. For the three and nine months ended August 31, 2021, the balances accrued $4 and $13 of interest income.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated February 24, 2021 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company may be adversely affected by significant outbreak or threat of outbreaks of viruses or other infectious diseases or similar health threats, including the continued and ongoing outbreak of COVID-19 nationally and globally, which could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the Company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

•	The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default;

•	The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company’s ability to execute its plans;

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers’ inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada and in Australia is dependent upon licenses from the Victoria State Government and the Australian Department of Health Office of Drug Control, all of which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada, the Victoria State Government and the Australian Department of Health Office of Drug Control;

•	The Company is subject to restrictions from the TSX which may constrain the Company’s ability to expand its business internationally;

28

Management Discussion & Analysis

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, marketing, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Green Roads sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the U.S. Food and Drug Administration (the “FDA”), and state and local regulatory authorities, including departments of health, may impose restrictions or regulations on the products that Green Roads sells, including prohibiting their sale, or may restrict Green Roads ability to make certain claims made for such products;

•	Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (the “FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA approved), although the FDA has mostly declined to take enforcement action against companies marketing those products. Hemp-derived CBD products may also be subject to the jurisdiction of state and local regulatory authorities, including departments of health. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products with health claims violates the FDCA. Although the Company, through Green Roads, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Green Roads could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Green Roads’ production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations;

•	There is limited long-term data with respect to the efficacy, side effects and safety of hemp-derived CBD products. Research in Canada, the United States and internationally regarding the clinical benefits, safety, and efficacy of hemp-derived CBD in dietary supplements, food or cosmetic products is not well developed. There have been relatively few clinical trials or studies on hemp-derived CBD and there is limited long-term data. As a result, Green Roads products could have unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions. In addition, if the products Green Roads sells do not or are not perceived to have the effects intended by the end user, this could have a material adverse effect on our business, financial condition or operations;

•	There is substantial uncertainty and ambiguity concerning the legal status of hemp-derived CBD products. On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, (the “2018 Farm Bill”) into law. Prior to the 2018 Farm Bill, hemp fell within the definition of “marijuana” under the Controlled Substances Act and the U.S. Drug Enforcement Administration classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant. The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the Controlled Substances Act. The 2018 Farm Bill requires the U.S. Department of Agriculture (the “USDA”) to approve state regulations for the cultivation and production of hemp. USDA regulations will govern in states that do not have their own regulatory programs. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the USDA and otherwise meets the definition of hemp. The legal status of products derived from hemp, under both U.S. federal and state law depends on several factors. First is the THC content of the plant. Under U.S. federal law, products containing hemp-derived CBD will not meet the definition of hemp and may be unlawful if it has a concentration greater than 0.3% on a dry weight basis. Second, the hemp from which the CBD products are derived must be grown in accordance and pursuant to a state license in a USDA-approved state program or under the USDA regulations. Even after enactment of the 2018 Farm Bill, U.S. law enforcement authorities may not treat all products containing hemp-derived CBD as exempt from the Controlled Substances Act if these requirements are not met. If the federal or state law enforcement agencies takes action against Green Roads or other participants in the U.S. hemp industry, this could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance;

•	Green Roads is required to obtain permits or register its products in several U.S. jurisdictions. Green Roads may be unable to obtain or maintain all necessary licenses, permits or approvals. Additional government licenses are currently, and in the future, may be, required. If required permits, registrations or approvals cannot obtained, Green Roads may be prevented from operating and/or expanding aspects of its business, which could have a material adverse effect on our business, financial condition or operations;

29

Management Discussion & Analysis

•	Green Roads is dependent on the outdoor growth and production of industrial hemp, an agricultural product. Green Roads is therefore subject to the inherent risks applicable to agricultural businesses. Potential risks include that crops may become diseased or victim to insects, fungus or other pests or contaminants, or subject to extreme weather conditions such as excess rainfall, hail, freezing temperature or drought, all of which could result in low crop yields, decreased availability of industrial hemp, inadequate inventory levels for future expected growth, and higher acquisition prices. There can be no guarantee that an agricultural event will not adversely affect the business and operating results;

•	The Company maintains operations in the United States and Australia and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such foreign jurisdictions, as applicable. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression; war or civil war; social and labor unrest; organized crime; corruption and fraud; title and property disputes; hostage-taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, COVID-19); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; changing political norms; banking and currency controls; and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results;

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

30

Management Discussion & Analysis

•	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company’s ability to implement and maintain internal controls over financial reporting and disclosure and procedures;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

31

Management Discussion & Analysis

•	Rapid destabilization of global economic conditions, including as a result of the COVID-19 pandemic, may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The expansion into international operations will result in increased operational, regulatory and other risks;

•	The cannabis industry is in its early stages of development and the Company, and their competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company, and additional regulatory approvals from government agencies and any other applicable regulatory authorities, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company;

•	The Company’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses;

•	The cannabis business is subject to several risks that could result in damage to or destruction of properties or facilities or cause personal injury or death, environmental damage, delays in production and monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and,

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Canada Business Corporations Act (“CBCA”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the CBCA. In accordance with the laws of Canada, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to deploy available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor’s portfolio.

32

Management Discussion & Analysis

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 52-109

The Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system, no matter how well designed, is subject to inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no significant changes in the Company’s internal controls during the quarter ended August 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Pursuant to NI 52-109, the Company has currently limited the scope of the design of and assessment DCP and ICFR to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. These recently acquired entities include LYF Food Technologies Inc. (acquired March 5, 2021) and Green Roads (acquired June 17, 2021).

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Sunil Gandhi - Chief Financial Officer	Ashley McGrath – Director
Adam Shea - Chief Commercial Officer	Dr. Guy Beaudin – Director
Chantel Popoff – Chief Operating Officer	Karin McCaskill – Director
Jeff Fallows - President	Drew Wolff – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Everett Knight – Executive Vice President

33

Management Discussion & Analysis

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Drew Wolff”
Tyler Robson	Drew Wolff

34

AT VALENS,
IT'S PERSONAL.
TSX: VLNS | OTCQX: VLNCF